April 16, 2010

Mr. Richard Hurst
Chief Executive Officer
The Saint James Company
Broadway Plaza
520 Broadway, Suite 350
Santa Monica, CA 90401

Dear Richard,

Re: Proposed petition for bankruptcy to be filed by The Saint James EOS Wine Company

It is with much regret that I feel compelled to offer my resignation, effective immediately, from my position as Director and Chairman of the Board of The Saint James EOS Wine Company in light of the pending bankruptcy filing referenced above.
Please confirm receipt of this letter by signing below and returning to me.

Yours truly,

George F. McCarthy

George F. McCarthy

Acknowledged:

By: R. Hurst
Richard Hurst
Chief Executive Officer

Date: April 16, 2010